PE
9-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington,D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

POSCO

(Translation of registrant's name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F, Form20-F☐ Form 40-F☐]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-__________.]

SIGNITURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date September 18, 2002 By__________
(Signature)*

*Print the name and title under the signature of the signing officer. Name: Jae-Ku Cho
Title: Head of IR Team

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K:

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or(iii) distributes or is required to distribute to its security holders.

SEC1815(7-91)

posco

POSCO
POSCO Center, 892, Daechi-4dong
Kangnam-gu, Seoul, 135-777, Korea
Tel. 822-3457-0400
Fax. 822-558-3462

September 18, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: POSCO
Report on Form 6-K (File No. 1-13368)

SEC MAIL PROCESSING RECEIVED SEP 23 2002 WASH. D.C. 155 SECTION

Ladies and Gentlemen,

In accordance with the Securities Exchange Act of 1934, please find herewith enclosed report of POSCO on Form 6-K for the month of September, 2002.

This Form 6-K shall be deemed to be incorporated by reference into and made a part of the Registration Statement on Form F-3 (No.33-81554, 33-95186 and 333-7140) of POSCO.

If you have any questions, please do not hesitate to contact me at the telephone or fax number appearing above.

Very truly yours,

Cho, Jae-Ku
Head of IR Team

SEC MAIL PROCESSING RECEIVED SEP 23 2002 WASH. D.C. 155 SECTION

Enclosures

■ Contract Extension for Special Money Trust for Treasury Stock

Please be advised that the BOD of POSCO adopted a resolution for the extension of the special money trust contract for treasury stock.

1. Contract Amount: KRW 100 billion
2. Contract Maturity Date: November 4, 2002
3. Extending the Contract Period: Nov. 5, 2002 ~ Nov. 4, 2003
4. Trust Company: Hana Bank
5. Reason for Extension: To stabilize the stock price of POSCO

■ Termination of Contract for treasury stock fund

Please be advised that the BOD of POSCO adopted a resolution for the termination of the contract for treasury stock fund.

1. Number of Contracts: 4

2. Total Amount: KRW 15.4 Billion

3. Reason for termination: Contracts to be matured.

4. Details of contracts

ITC Name	Korea	Daehan	Hyundai	Hyundai
Amount(KRW bn)	3.1	3.5	3.1	5.6
POSCO Shares	58,800	57,000	54,754	69,000
Maturity	2002.9.25	2002.9.25	2002.9.27	2002.10.2
Termination	2002.9.25	2002.9.25	2002.9.27	2002.10.2

■ Grant a Stock Option Right

Please be advised that the BOD of POSCO adopted a resolution for granting a stock option right to the newly appointed managements as follows.

1. Number of Shares: 22,000 (Grand Total: 570,000)

2. Number of Granted People: 2 (Grand Total: 45)

3. Exercise Price: KRW 115,600

4. Effective Exercise Period
   - Start: September 19, 2004
   - End : September 18, 2009

5. Measure of Grant
   - Pay the difference between the exercise price and market price at the requested date in cash or treasury shares

■ Foreign Investment

Please be advised that the BOD of POSCO adopted a resolution for an investment on the joint venture in China.

1. Purpose of the investment: To Establish a STS CR mill in Qingdao, China
2. Company Name: Qingdao Pohang Stainless Steel Co. Ltd.
3. Business Partner: Qingdao Steel
4. Business Scope: Manufacturing and sales of Stainless cold-rolled steel product to the extent of 150,000 MT per year.
5. Total Investment Cost: USD 130,694,000
6. Legal Capital: USD 60,160,000
   Ownership by POSCO: 80% (USD 48,128,000)

Joint Venture Company to be incorporated in the beginning of Oct, 2002.